

BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2008)159(JY)　　　　　　　　　　　　　　　File No. 82-34675

4 August 2008　　　　　　　　　　　　　　　　　　　　**BY COURIER**

‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖
08004147

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No. 82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 July 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

RECEIVED

2008 AUG 11 A 7:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT |

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved！Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/08/2008	11:46:46
Date/Time Approved 批准日期/時間	04/08/2008	11:46:47
Submission No. 呈交編號	EBIS-080801-00119	
Submitted By 呈交者		
Approved By 審批者		
Status 狀況	02388P04	
	02388P03	
	Approved	

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited
Type of Agent 代理人類別	Unvetted	
Tier 1 Headline 標題類別（第一層）		
Tier 2 Headline 標題分項（第二層）		Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung	
Contact No. 聯絡電話	2846 2700	

For the month ended： 31/07/2008
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		

Contact Person
聯絡人   Jason C.W. Yeung

                        Date
                        submitted   04/08/2008
Contact Telephone No.   呈交日期
聯絡電話   2846 2700

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✓ Ordinary shares 普通股   Preference shares 優先股
   Equity Warrants 股本權證   Other Classes of Shares 其他類別股份

Section A A 部   Section B B 部   Section C C 部   Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code :
(1) 股份代號 :   2388

	No. of Shares 股份數目	Par Value 面值	Description : 說明 :	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD 5.00		100,000,000,000
Increase／(Decrease) 增加／（減少）				
(EGM approval date) (股東特別大會通過日期)				
(dd/mm/yyyy) (日／月／年)				

Balance at close of the month 本月底結存	HKD 5.00
	20,000,000,000

Description：
說明：

	Par Value 面值	Authorised Share Capital 法定股本
No. of Shares 股份數目		100,000,000,000

(2) Stock Code：
(2) 股份代號：

Balance at close of preceding month 上月底結存		
Increase/(Decrease) 增加／（減少） (EGM approval date) （股東特別大會通過日期）	HKD	
(dd/mm/yyyy) （日／月／年）		
Balance at close of the month 本月底結存	HKD	

2. Preference Shares
2. 優先股

Stock Code：
股份代號：

Description：
說明：

	Par Value 面值	Authorised Share Capital 法定股本
No. of Shares 股份數目		

Balance at close of preceding month 上月底結存		
Increase/(Decrease) 增加／（減少） (EGM approval date) （股東特別大會通過日期）	HKD	
(dd/mm/yyyy) （日／月／年）		
Balance at close of the month 本月底結存		

本月底結存 | HKD

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :　　　　　　　　　　Description : 說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存			
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期)		HKD	
(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額　　　HKD　100,000,000,000

Section A A 部　　Section B B 部　　Section C C 部　　<u>Section D D 部</u>

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of Preference shares 優先股數目 (2)	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266		
Increase/(Decrease) during the month			

本月增加／（減少）
Balance at close of the month
本月底結存   10,572,780,266

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1)
						○ Ordinary (2) 普通股 (2)
						○ Preference 優先股
						○ Other Class 其他類別

Total Exercised Money During the Month   HKD
月內已行使總金額

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日－日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				○ Ordinary (1) 普通股 (1) ○ Ordinary (2)

普通股 (2)
Preference
優先股
Other Class
其他類別

2.

Stock Code
股份代號
( )

Subscription Price HKD
認購價

HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

3.

Stock Code
股份代號
( )

Subscription Price HKD
認購價

HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

4.

Stock Code
股份代號
( )

Subscription Price HKD
認購價

HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					○ Ordinary (2) 普通股 (2)
Conversion Price 換股價　HKD					○ Preference 優先股
					○ Other Class 其他類別
2.	HKD				○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					○ Ordinary (2) 普通股 (2)
Conversion Price 換股價　HKD					○ Preference 優先股
					○ Other Class 其他類別
3.	HKD				○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					○ Ordinary (2) 普通股 (2)
Conversion Price 換股價　HKD					○ Preference 優先股
					○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別					No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

○ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

2. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

○ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

3. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

○ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

4. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

○ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Issue and allotment Date:
(dd/mm/yyyy)
發行及配發日期：
（日／月／年）

5. Bonus Issue
紅股發行

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Cancellation Date:
(dd/mm/yyyy)
註銷日期：
（日／月／年）

6. Repurchase of share
購回股份

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Redemption Date:
(dd/mm/yyyy)
贖回日期：
（日／月／年）

7. Redemption of share
贖回股份

Ordinary (1)
普通股 (1)

At Price: HKD
價格：

Issue and allotment Date:
(dd/mm/yyyy)
發行及配發日期：

8. Other
其他

Ordinary (2)
普通股 (2)

: Preference
優先股

: Other Class
其他類別

(日／月／年)

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名   Jason C.W. Yeung

* Title
職銜   Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經董事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END

